                   UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION          OMB NUMBER:      3235-0058
               WASHINGTON, D.C. 20549                EXPIRES:      MAY 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                    FORM 12b-25                      HOURS PER RESPONSE....2.50

            NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                              1411600

                                                           CUSIP NUMBER
                                                           917 246 100

(Check One):  / /Form 10-K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

          For Period Ended: June 30, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: ____________________________________

- -------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
- -------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant

           Urethane Technologies, Inc.
_______________________________________________________________________________
Former Name if Applicable

_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

           1202 E. Wakeham Avenue
_______________________________________________________________________________
City, State and Zip Code

           Santa Ana, CA 92705

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
/X/ be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Continuation Sheet

                                                (Attach Extra Sheets if Needed)
                                                                SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark Creatura                          714           973-0800
- --------------------------------------  -----------  ------------------
                (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    /X/ Yes   / / No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Continuation Sheet
- -------------------------------------------------------------------------------

                        URETHANE TECHNOLOGIES, INC.
            -----------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 1996                      By /s/ James B. Frakes
     -------------------------               ----------------------------------
                                               James B. Frakes, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections 232.201 or Sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sections 232.13(b) of this chapter).

URETHANE TECHNOLOGIES, INC.
SEC. file no. 1-11600
Continuation Sheet to Notice on Form 12b-25
(Notice relates to Form 10-Q for the period ended June 30, 1996)

Response to Part III:

As a means to reduce costs and preserve shareholder value, the registrant conducted a reduction in force on August 9, 1996. The need to reassign certain responsibilities relating to preparation of financial statements and public reports has made it impracticable to file the subject report within the prescribed time period.

Response to Part IV(3):

The registrant expects that its statement of operations to be included in the subject report will show certain significant changes in the results of operations, as discussed briefly below:

For the three month period ended June 30, 1996, the registrant expects to report net sales of approximately $8.5 million, up approximately 14% from the corresponding year-earlier period. Both the current and preceding year included discontinued operations.

The registrant expects that the results of its continuing operations will be a loss of approximately $600,000, compared with income of $284,326 in the corresponding year-earlier period. The registrant expects to report income from discontinued operations of approximately $460,000, as compared with a loss from discontinued operations of $218,313, for the corresponding year-earlier period.

The registrant expects to report for the current three month period a net loss of approximately $130,000, as compared with net income of $66,013 reported in the corresponding year-earlier period.

For the six month period ended June 30, 1996, the registrant expects to report net sales of approximately $14.8 million, up from $12,802,724 in the corresponding year-earlier period. Both the current and preceding year included discontinued operations, and the registrant expects that the results of its continuing operations will be a loss of approximately $1.2 million, as compared with income of $257,735 for the corresponding year-earlier period.

The registrant expects to report for the current six month period a net loss of approximately $730,000. That figure, and all expected profit or loss figures for the current year, should be regarded at this time as having a margin of error of up to approximately $20,000.